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Rita Rubin
Ropes & Gray LLP
191 North Wacker Drive 32nd Floor
Chicago, IL 60606-4302
T +1 312 845 1241
rita.rubin@ropesgray.com

October 21, 2021

via edgar

Matthew S. Williams

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	First American Funds, Inc. (the “Registrant”)

(File Nos. 811-03313 and 333-259405)

Dear Mr. Williams:

Below are responses to your comments, which we received from you via telephone on October 21, 2021, with regard to the Registrant’s proxy and registration statement on Form N-14 (together, the “Registration Statement”) relating to: (i) the proposed investment advisory agreement for Government Select Series, a series of PFM Funds (the “Acquired Fund”); and (ii) the proposed reorganization of the Acquired Fund into Government Obligations Fund, a series of the Registrant (the “Acquiring Fund”). The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 9, 2021. At the Staff’s request, the Registrant subsequently filed a delaying amendment with respect to the Registration Statement on October 6, 2021, pursuant to Rule 473 under the Securities Act of 1933, as amended. The Registrant then filed a pre-effective amendment on October 19, 2021 on which date it also submitted via EDGAR correspondence a response letter to the Staff’s comments received on September 9, 2021 as well as a request for acceleration.

A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in the Registration Statement.

1.	Comment: Please confirm herein that the opinion of Ropes & Gray LLP regarding tax matters and consequences to shareholders (as discussed in the Registration Statement) to be filed supplementally as Exhibit 12 to the Registration Statement will state that Ropes & Gray LLP consents to being named in the Registration Statement in connection with the opinion and consent described in the section of the Registration Statement captioned “Federal Income Tax Consequences of the Reorganization.”

Response: The Registrant so confirms.

2.	Comment: On page iv, under “How will the Reorganization impact fees and expenses?”, after the sentence that reads: “USBAM has contractually agreed to waive fees and reimburse other fund expenses through October 31, 2022, so that total annual fund operating expenses, after waivers, do not exceed 0.18%,” please clarify that, beginning on November 1, 2022, the Acquiring Fund’s fees and expenses may increase.

Response: The Registrant has added the following disclosure:

“After the expiration of the expense limitation agreement which runs through October 31, 2022, fees and expenses may increase.”

3.	Comment: Item 13 of Form N-1A (as incorporated by reference in Form N-14), requires that the financial highlights include information for the most recent fiscal period or the date of the most recent balance sheet or statement of assets and liabilities, as applicable. Please revise the Registration Statement to include such information with respect to the Acquiring Fund for its semi-annual period ended February 28, 2021.

Response: The Registrant has revised the disclosure as requested.

*    *    *

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Sincerely,
/s/ Rita Rubin
Rita Rubin

cc:	Paulita A. Pike, Esq.

Eric J. Thole

Jill M. Stevenson

Richard J. Ertel, Esq.

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